Schedule “A”

NEWS RELEASE

BIRCH MOUNTAIN PURSUES SALE OF COMPANY

CALGARY, July 23, 2008 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) announces that the Special Committee of independent directors and the Board have determined that it is imperative to pursue an immediate sale of the Company to unlock maximum value for its shareholders. The Company believes that the current lack of liquidity has compressed Birch Mountain’s share price to a level significantly below its underlying value.

The Company reports that it is has received notice of an event of default in connection with the financial covenants in the loan agreement with its senior secured lender. Discussions are ongoing with the senior secured lender through the Special Committee and its financial advisor RBC Capital Markets.

It is the Company’s belief that an immediate and focused sale process will maximize value. In the event this immediate sales process does not achieve an acceptable price, the Company intends to work with its stakeholders to recapitalize the balance sheet to improve liquidity and permit delivery of the business plan.

In other news, Birch Mountain is pleased to announce that it has signed an agreement with the East Athabasca Highway Proponents led by Suncor Energy, for the acquisition, construction and operation of the South Haul Road (“SHR”). The sale price is $4.8 million plus Birch Mountain will sell aggregates from inventory for the construction of the 9 kilometres to be built and will have unlimited use of the SHR into the future.

“The South Haul Road is an integral link to the proposed East Athabasca Highway and will facilitate building this new highway that will extend east to several oil sands projects,” explains Joel Jarding, President and Chief Operating Officer. “This agreement is pivotal for the Company and has both short and long term benefits. These include the cash payment and the opportunity to sell aggregates for the construction of more than 50 kilometres of new roads. In addition, the direct road access from our quarry to major oil sands projects in the area will provide long term opportunities to supply aggregate and reagent products into the future.

We have identified a significant number of business opportunities over the next 18 months and we are focused on converting these opportunities into sales. Importantly, Birch Mountain is now supplying, on a trial basis, the bulk of the regional demand for reagent limestone used in air emissions purification. Within the quarry, our operations personnel remain focused on containing costs and increasing productivity,” says Jarding.

Schedule “A”

Company Contacts:

Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888

Steve Chizzik, Equity Communication Tel. (908) 688-9111

Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.